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Kyle Whiteman Kyle.Whiteman@dechert.com +1 215 994 2168 Direct +1 215 994 2222 Fax

August 24, 2023

VIA EDGAR CORRESPONDENCE

Eric Envall

John Dana Brown

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, NE

Washington, D.C. 20549-4644

Re:	abrdn Palladium ETF Trust Registration Statement on Form S-3 filed on May 18, 2023 (SEC File No. 333-272037) (the “Registration Statement”)

Dear Messrs. Envall and Brown:

We are writing in response to comments you provided in writing on behalf of the Securities and Exchange Commission (the “SEC”) staff (the “Staff”) to Robert Hepp and me on June 1, 2023, with respect to the Registration Statement for the abrdn Physical Palladium Shares ETF. On behalf of abrdn Palladium ETF Trust (the “Registrant”), we have reproduced your comments below and provided the Registrant’s responses immediately thereafter. To the extent not otherwise defined herein, capitalized terms have the meanings attributed to such terms in the Registration Statement.

Risks Related to Palladium, page 6

Comment 1:	Please revise this section to add a new risk factor that specifically addresses, qualitatively and quantitatively, the changes in palladium's price over the last year.

Response:	The Registration Statement has been revised to address the Staff’s comment.

August 24, 2023 Page 2

General Risks, page 12

Comment 2:	Please revise the risk factors in this section to include revised disclosure that;

•	discusses how the 2022 London Platinum and Palladium Market's suspension of Russian palladium refiners' accreditation has actually impacted the palladium market;
•	explains whether and how Russia's production levels have impacted palladium prices subsequent to the suspension; and
•	better explains how the inclusion of disclosure related to gold and silver, for example on page 13, is relevant to the risks to the palladium markets.

Response:	The Registration Statement has been revised to address the Staff’s comment. The disclosure related to gold and silver has been removed and the risks have been tailored more specifically to palladium.

Platinum Group Metals, page 14

Comment 3:	Please update the discussion and table on this page to include information and figures through 2022 and into 2023.

Response:	The Registration Statement has been revised to address the Staff’s comment.

Historical Chart of the Price of Palladium, page 16

Comment 4:	We note your chart that shows the price per ounce of palladium through 2022 and the discussion in your final paragraph regarding palladium's price changes in 2022. Please revise this section to add additional, more timely disclosure about palladium's prices in 2023 and how they compare to your discussion of pricing in previous years. Include quantitative and qualitative disclosures that address the more recent price declines and the reasons for the declines.

Response:	The Registration Statement has been revised to address the Staff’s comment.

August 24, 2023 Page 3

Should you have any questions, please feel free to contact me at (215) 994-2168.

Sincerely,

/s/ Kyle F. Whiteman

Kyle F. Whiteman

cc:	Thomas C. Bogle Stephanie A. Capistron Lucia Sitar, abrdn Inc. Brian Kordeck, abrdn Inc.